SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April, 2022

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL

Corporate Taxpayer’s ID (CNPJ): 76.483.817/0001-20

PUBLICLY HELD COMPANY

CVM Registration 1431-1

SUMMARY OF THE TWO HUNDRED AND TWENTY-FIFTH

ORDINARY BOARD OF DIRECTORS’ MEETING

1. VENUE: Rua José Izidoro Biazetto, 158 - Bloco A - Curitiba, PR, with attendance of the Board members via video conferencing. 2. DATE: April 20, 2022 - 8:30 a.m. 3. PRESIDING: MARCEL MARTINS MALCZEWSKI, Chair; and DENISE TEIXEIRA GOMES, Secretary. 4. MATTERS DISCUSSED AND RESOLUTIONS:

The Board of Directors:

I.	received information and discussed the matter related to the Company’s financial standing and budget execution;
II.	unanimously resolved, after hearing the Statutory Audit Committee, to authorize the Finance and Investor Relations Office to use instruments to balance cash between Copel (holding company) and its wholly-owned subsidiaries under the conditions registered in the supporting material available and filed at the Company, defining that similar solutions, regularly adopted to balance cash, be subject to the issue of a quarterly report to be presented to the Board, limiting the accumulated amount of Advances for Future Capital Increase, in the wholly-owned subsidiaries, to one billion reais (R$1,000,000,000.00) in the fiscal year;
III.	unanimously resolved, after hearing the Statutory Audit Committee, to approve the granting of a guarantee for the 7th Issue of Debentures of Copel Distribuição S.A. under the terms discussed at the meeting and recorded in the supporting available and filed at the Company. The Executive Board members or their proxies were also authorized to execute all documents and any amendments thereto, and ratified all acts already performed by the Company, represented by its Executive Officers and/or proxies, related to these resolutions;
IV.	took cognizance, discussed the matter, and presented recommendations related to the preliminary version of the 2021/2022 Form 20-F. It registered that the matter shall be resolved at the next meeting;
V.	took cognizance, discussed the matter, and presented recommendations related to the preliminary version of the Risk Factors for the 2021/2022 Form 20-F.
VI.	watched the presentation of the External Auditor Deloitte on the work related to the 2021 Financial Statements and Internal Controls, for the purpose of issuing the Form 20-F, and discussed the matter;
VII.	unanimously approved, after hearing the Sustainable Development Committee, the Company’s 2021 Integrated Reporting;
VIII.	unanimously approved, after hearing the Sustainable Development Committee, the Company’s Climate Change Policy;
IX.	unanimously approved, after hearing the Sustainable Development Committee, the result of the “Performance-Based Bonus - PPD” Program for 2021;
X.	unanimously approved the updating of the limits to waive value-based bidding process, under item 8.1.5 of the Company’s Internal Regulation of Bidding Processes and Contracts;
XI.	received information and discussed the Information Security Awareness-Raising Program at Copel;
XII.	received a report from the Statutory Audit Committee about various matters, and discussed the topics presented;
XIII.	received a report from the Investment and Innovation Committee and the Sustainable Development Committee, and discussed the matters presented;
XIV.	received a report from the Chief Executive Officer on several corporate subjects and discussed the matters; and
XV.	held the Executive Session.

5. SIGNATURES: MARCEL MARTINS MALCZEWSKI - Chair; DANIEL PIMENTEL SLAVIERO - Executive Secretary; ANDRIEI JOSÉ BEBER; CARLOS BIEDERMANN; FAUSTO AUGUSTO DE SOUZA; GUSTAVO BONINI GUEDES; LEILA ABRAHAM LORIA; MARCO ANTÔNIO BARBOSA CÂNDIDO; MARCO ANTÔNIO BOLOGNA; and DENISE TEIXEIRA GOMES - Secretary.

This is a free English translation of the summary of the minutes of Copel’s 225th Ordinary Board of Directors’ Meeting drawn up in Company’s Book no. 12.

DENISE TEIXEIRA GOMES

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date April 25, 2022

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.